Exhibit 99.2

Verizon intends to file an offer to purchase and Terremark intends to file a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the offer to purchase and proxy statement, as well as other filed documents containing information about Verizon and Terremark, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor. Free copies of Terremark’s filings are available at www.terremark.com/investor-relations.aspx.

Verizon, Terremark, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from Terremark shareowners with respect to the proposed merger of Verizon’s wholly owned subsidiary Verizon Holdings Inc. with and into Terremark. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2010 annual meeting of shareholders, dated March 22, 2010. Information about Terremark’s directors and executive officers is available in Terremark’s proxy statement for its 2010 annual meeting of shareholders, dated June 16, 2010. Additional information about the interests of potential participants will be included in the offer to purchase and proxy statement and other materials filed with the SEC.

CORPORATE PARTICIPANTS

Fran Shammo

Verizon - CFO

John Doherty

Verizon - IR

Lowell McAdam

Verizon - President & COO

Manny Medina

Terremark - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Michael Rollins

Citigroup - Analyst

Jonathan Schildkraut

Evercore - Analyst

David Barden

BofA Merrill Lynch - Analyst

Frank Louthan

Raymond James - Analyst

Simon Flannery

Morgan Stanley - Analyst

Jonathan Atkin

RBC Capital Markets - Analyst

Kevin Smithen

Macquarie Research Equities - Analyst

PRESENTATION

Operator

Good morning and welcome to the Verizon conference call to discuss the acquisition of Terremark. At this time all participants have been placed in a listen-only mode and the floor will be open for questions following the presentation. (Operator Instructions) Today’s conference is a recorded, if you have any objections to this you may disconnect at this time. It is now my pleasure to turn the call over to your host, Mr. John Doherty, Senior Vice President Investor Relations of Verizon.

John Doherty - Verizon - IR

Thanks, Operator. Good morning and welcome to our conference call to discuss the definitive agreement announced yesterday afternoon under which Verizon will acquire Terremark. Thank you for joining us once again this week on such short notice. I am John Doherty. With me this morning are Lowell McAdam, Verizon’s President and Chief Operating Officer, and Fran Shammo our Chief Financial Officer. We’re also joined by Manny Medina, Terremark’s Chairman and Chief Executive Officer, and Jose Segrera, their Chief Financial Officer.

Before we get started, let me remind you that last night’s press release and the presentation slides that we will cover on this call are available on both the Verizon and Terremark investor relations websites. This call is being webcast. If you would like to listen to a replay, you can do so from either website.

Let me provide you with a quick overview of the agenda for this morning’s call. First Lowell will cover the strategic rationale behind the transaction, and how the acquisition of Terremark complements our existing global business capabilities and improves our competitive positioning in the cloud computing space.

Manny will provide an overview of Terremark and discuss how the two companies coming together will create an entity that is positioned to lead the market in managed hosting and cloud services. Fran will cover the synergy opportunities for Verizon, the key transaction terms, the financing considerations and the financial impacts to Verizon. Lowell will summarize and then we will open the call up for questions and answers.

I would also like to draw your attention to each of our company’s Safe Harbor statements and other information shown on slide three, four and five. Information in this presentation contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. A discussion of factors that may affect future results is contained in the respective company’s filings with the SEC, which are available on each website. I will now turn the call over to Lowell McAdam.

Lowell McAdam - Verizon - President & COO

Thanks, John. Good morning, everyone, and, again, thank you for joining us. We are extremely excited about our announcement to acquire Terremark, who we view is one of the premier assets in hosting and cloud services. We wanted to have a call with all of you to make sure you fully understood the strategic and financial benefits of this transaction for both sets of shareholders.

We have a definitive agreement in place under which we will acquire Terremark for $19 per share in cash. Fran will take you through the financing details, but I’d like to say a few words here to make sure you understand the importance of this transaction from a strategic perspective, and how it fits in so nicely with how we are positioning ourselves around this cloud opportunity.

Just this past Tuesday at an investor conference we hosted in Manhattan, I talked about the quality of our global assets, and capabilities and the opportunity for us to leverage these assets and capitalize on the growth opportunities we see in areas like managed hosting, security services and cloud computing. This transaction will accelerate Verizon’s everything-as-a-service cloud strategy by delivering a powerful portfolio of highly-secure, scalable on-demand solutions to business and government customers across the globe.

We plan to operate this new unit as a wholly-owned subsidiary under the Terremark name, with its current management team continuing to operate the company. Over time, we will integrate some of our assets, such as Cybertrust and our global data center platforms, into Terremark to further enhance their service depth and breadth. Some of you may not be as familiar with Verizon and our plans to address this global enterprise opportunity, so let me give you a bit of historical perspective.

Thanks to the MCI acquisition a few years ago, Verizon is a major provider of services on a global scale, with 180,000 customers around the world. In a world that increasingly depend on transporting terabytes of video and data around the world to a wide array of devices, Verizon’s high-capacity global networks position us to accommodate this rapidly increasing demand.

You see some of the key stats are listed on this slide. You see offices in 75 countries, you see 200-plus data centers worldwide and you see an Internet backbone in 159 countries on six continents. We’ve been named the most connected Internet backbone network for 11 of the last 12 years, and we are the first Company to deliver commercial long-haul service at 100 gigabytes per second.

We have also expanded our capabilities in professional and strategic services through acquisitions like Cybertrust, which helped propel us into the number one position in security services worldwide. We have more than 3000 professional consultants in our global business whose expertise gives us an advantage in the growing market for managed services.

As we looked at how best to position ourselves for opportunities in this market, it became increasingly clear to us that a purely organic build would not get us into this rapidly evolving market as fast as we wanted. At the same time, it became clear as we worked cooperatively with Terremark on other joint commercial activities, that they would bring as much of what we needed and accelerate us on a path to leadership in cloud services. We also saw that we had similar views and priorities and passions for this market.

Now, as you all know, there are a number of other players in this space, but none were as good a fit in terms of the mix of their business, the data center capacity and quality, leadership and product and platform capabilities, and a strong and stable management team. Terremark’s distribution channel strength and customer base is complementary to ours, with a focus on federal government customers and enterprises with Latin America communities of interest.

Verizon is stronger in Europe and the Far East, and could therefore help springboard Terremark’s market presence there. Their customer base is more weighted toward Fortune 1000 and mid-size enterprises. Most of their data center capacity is new and at the upper end in terms of power density, efficiency and security when compared with other industry players. Their utilization rates have built out space and availability of adjacent land for building gives them good headroom to support growth. Most importantly, they are leaders in their current cloud offerings. Security services and the supporting platforms and systems.

Layering these capabilities on top of what we have in Verizon today will create an entity that is positioned to lead the market for evolving managed-hosting and cloud services.

Our strategic vision in this area has always been to provide a complete stack of next generation services to enterprise customers with security throughout all the layers. By acquiring Terremark we accelerate our capabilities to do just that. To describe the power of our combination, including some great information about what his Company is bringing to the table, I’m very happy to introduce Manny Medina, the Chairman and CEO of Terremark. Manny?

Manny Medina - Terremark - Chairman & CEO

Thank you, Lowell. Good morning, everyone, it’s a great pleasure for Jose and I to be here this morning as we share this exciting news with you. Before I talk about the many positives of this transaction, I’d like to provide a brief background on Terremark.

As you can see from slides nine and 10, we are a leading global provider of managed IT infrastructure services. The foundation of our business begins with massively-connected highly-secure data centers located in key geographies across the globe. On top of our world-class facilities, we have layered on a complete stack of managed IT services, ranging from our enterprise class cloud computing services to data security, back-up and storage and disaster recovery.

We have built a reputation as a pioneer in the managed hosting industry with more than a decade of experience managing complex, transaction-intensive applications for global 1000 companies and federal agencies. The power of Terremark and what makes us unique in the industry are our ability to combine cloud, co-location, dedicated and virtualized hosting, as well as cyber security and disaster recovery into a seamlessly-integrated hybrid environment.

Over the past three years, our industry has undergone a seismic shift in the way IT is procured, delivered and managed. Driven by the opportunities to deploy managed applications with greater speed and agility while substantially reducing the total cost of ownership, our customers have increasingly gravitated towards cloud computing and our enterprise-class security solutions.

As a matter fact, cloud computing is the fastest-growing component of our business, with revenues growing nearly 15 times over the last six quarters. It is clear that the cloud is going to be the platform of choice for the future, and that is why we are so excited to announce a move that will dramatically reshape the global IT market by bringing together two leaders in the rapidly-evolving cloud services market.

Verizon and Terremark have a long-standing successful working relationship. We know, trust and respect each other, and we share a collective vision of how the next generation of IT services will be delivered. This combination creates a compelling opportunity to provide greater choice and more powerful offerings for customers of both companies. By uniting Verizon’s resources, extensive reach and portfolio of on-demand solutions with Terremark’s secure enterprise cloud platform, world-class infrastructure and a suite of managed services, we will serve enterprise and government customers in new and innovative ways on a global scale.

I firmly believe combining our organizations’ collective strengths will accelerate our pace of innovation and enhance our ability to deliver a powerful portfolio of enterprise-class secure IT solutions. As Lowell mentioned, Verizon will operate Terremark as a wholly-owned subsidiary, maintaining the Terremark name. Our management team will remain in place, and I am very excited about the opportunity this combination creates for our employees, who together have built our Company into an innovative leader in this industry.

For our customers, our passion and commitment to a high level of service and support will not change, and we look forward to offering you the greater depth and breadth of offerings as world-class security capabilities of the combined companies. We will also continue to work with leading hardware, software, system integrators and carrier partners that have enabled the success of our unique business model.

In closing, we are very proud of what we have accomplished in building and developing a world-class business and excited about the next stage in the history of Terremark. This is an uncommon opportunity for our shareholders, our employees and our customers, and I couldn’t be more pleased with how this combination positions us to lead the transformational shift to cloud computing. I would like now to turn the call over to Fran Shammo.

Fran Shammo - Verizon - CFO

Thanks, Manny, and good morning, everyone. As Lowell and Manny have pointed out, this transaction has a number of clear strategic benefits and creates value for both Terremark and Verizon shareholders. By uniting the two company’s assets in this key growth area, we accelerate our opportunities for revenue growth in ways neither of us could achieve alone.

As Manny described, faster innovation and product development through our combined capabilities should result in a lift to our revenue projections in the planning period. On the operating expense side, we see synergy savings from cost avoidance across the SG&A category.

On the capital side, there will clearly be the procurement savings, in addition to some savings in the area of growth capital spending. In short, we can better manage capacity expansion together than we could alone. So it’s not hard to see the value of accelerating our opportunities to succeed in this exciting new area of growth.

Let’s turn now to the key transaction terms. We are acquiring Terremark for $19 per share in cash for a total equity value of $1.4 billion. At this price, and through the realization of synergy opportunities, we are confident in the value creation potential for Verizon shareholders.

The transaction terms are relatively straightforward. Essentially, a tender offer and a second-step merger. We anticipate commencing a tender offer for all shares of common stock of Terremark between February 10 and February 17. The tender offer price constitutes a premium of 35% per share over yesterday’s closing price.

The transaction is subject to a valid tender of a majority of the shares of Terremark. It is also subject to Hart-Scott-Rodino and other customary closing conditions. The respective board of directors of both companies that were present have unanimously approved the transaction.

Verizon has also entered into agreements with three stockholders of Terremark to tender their shares into the offer , representing approximately 27.6% of the outstanding voting shares of Terremark. We expect to close the tender offer late in the first quarter of 2011, and close the transaction shortly thereafter.

In terms of financing, as I just noted, we expect the purchase price of the common shares to equate to about $1.4 billion. Terremark also has $545 million of outstanding senior notes, which we will likely refinance, and convertible debt of $57 million. Factoring in all refinancing requirements, one-time transactional costs, and cash on Terremark’s balance sheet, we estimate an initial increase in net debt of a little over $2 billion related to the transaction.

We expect to fund this acquisition through a variety of sources, including commercial paper and capital markets transactions. The impact to our leverage ratios will not be significant. Aside from the initial cash flow impacts related to financing and one-time transaction costs, the acquisition is accretive to cash flows starting in 2012. And while the synergies will help, they are not necessary to maintain a positive cash flow contribution.

As far as the impacts on the income statement are concerned, we see increasing contributions to top-line growth, margins and earnings as a result of this transaction. The transaction is neutral to EPS and 2011 and accretive longer-term as the business grows and synergies are realized. We estimate synergies with an NPV of approximately $500 million coming from a revenue lift, operating expense savings and capital avoidance. In short, we see an opportunity for significant value creation with this transaction. I’ll now turn the program back to Lowell for a few summary comments.

Lowell McAdam - Verizon - President & COO

Thank you, Fran, and, Manny, thanks to you as well. We look forward to welcoming you, Manny, and your management team and all the employees at Terremark into the Verizon family very soon and aggressively going after business together.

We summarize the key points on the last slide on the webcast. We think Terremark will be a terrific strategic addition to our evolving enterprise service stack. The combined unit will exploit the best of our respective capabilities, and we can’t wait to begin competing to win business together in the coming months. I will stop here and turn it back to John Doherty to take some questions.

John Doherty - Verizon - IR

Thanks, Lowell. Operator, let’s open it up for questions.

QUESTION AND ANSWER

Operator

Thank you, we will now begin the question-and-answer session. (Operator Instructions) One moment please, for your first question. First question will come from Michael Rollins with Citi Investment Research. Please go ahead with your question.

Michael Rollins - Citigroup - Analyst

Thanks, good morning. Question’s for Lowell and Fran. Can you discuss how much of the decision to acquire Terremark was for the managed and cloud segment of the business versus the network-neutral co-lo services that are roughly half the revenue?

And then secondly, can you talk about how the acquisition will affect the strategy going forward to sell network-neutral space in principally the two key facilities that Terremark has in Virginia and in Florida?

Lowell McAdam - Verizon - President & COO

Mike, why don’t I start out, this is Lowell, and then Fran can come in . The way we view this is the real growth opportunity here is on the managed services side of this. And if you look at the suite of capabilities that Manny and his team have around security, around supporting the federal government, we think there is a great opportunity here. We both have said – we have so many discussions that start around security and then move into managed services.

Now having said that, as you point out, a lot of strong revenue comes from co-location. We do that with our data centers around the country, and Manny and his team does it as well. So I think it’s a good match for us.

Now as far as strategy goes, we have viewed this space for a long time as a place that we wanted to go to grow our enterprise business, which we operate as Verizon Business. And we think globally there is a huge opportunity as we leverage Manny’s data center and his sales team along with the 200-plus data centers we have around the world and our 3000 professionals. So I think it’s a great match for us as we move forward.

Michael Rollins - Citigroup - Analyst

And just to quickly follow, one question that I think we are going to get is if you look at the valuation premium that is paid on the consensus numbers, even with the synergy versus your traditional metrics, can you just talk to us about what you try to do organically to get into this business versus what you feel you get from Terremark that accelerates you into the managed services?

Lowell McAdam - Verizon - President & COO

As you know, to build a business from the ground up like this, as we discussed with our Board, this is a classic make/buy decision. By the time you build data centers and then outfit them and build the employee capability and all of the software applications that ride in these data centers, it takes time, and to be honest, that is not our core competency.

So Manny’s team, I mean they are world-class in all of those areas. Finding the data centers, building the data centers, they’ve got tremendous application suites already and a great road map to reinforce those. So this really catapults us into this space, and I think from – I don’t want to speak for Manny, Manny you can add more here, but I think with our resources and our salespeople and our distribution; as I mentioned in our remarks, there’s a few of the data centers that will move very quickly under Manny so that he can begin to attack markets that will open up even more business for him.

Manny Medina - Terremark - Chairman & CEO

I think also, Mike, just to follow-up to your question, obviously, the ability for us to be able to deploy in areas where we are not today, like Asia Pacific, for our global customers is very important. But I do want to point out that the business model is not changing. And our co-location carry-neutral model in our existing service will continue exactly as it is, we are just using Verizon’s muscle to be able to really propel our growth to an unprecedented level.

John Doherty - Verizon - IR

Thanks, Mike. Next question.

Operator

Our next question Jonathan Schildkraut of Evercore. Your line is open.

Jonathan Schildkraut - Evercore - Analyst

Great. Just a few questions here. Your original commercial agreement with Terremark regarding use of their managed hosting, cloud hosting platform seems to be geared more narrowly to maybe a small-medium business. Can you talk about how you might roll that out to address the enterprise opportunity?

And then secondly, Terremark generates about 20%-ish of their bookings from partner channels. Do you anticipate that the relationship with Verizon will somehow impact that partner channel in terms of driving their bookings? And then finally, do you think that this acquisition delivers Verizon the type of scale that you are looking for in this space, or is it just the beginning of your platform? Thanks.

Fran Shammo - Verizon - CFO

Okay, let me take the first one, Jonathan, on the SMB medium business and the commercial agreement that we entered into with Terremark. The reason we did that quite honestly was we felt that Terremark had a product for credit card swiping that was very close to a lot of the competitors in that space in the small-medium business area.

And as you know from – if you studied us, that is probably one of our weaker areas at this point and has been for a few years and we said that we were going to concentrate on the SMB medium space. And we have seen a lot of traction with the white label product that we have launched into the space using the Terremark backbone.

If you go beyond that, really though the sweet spot of Terremark is really the enterprise and federal space with the FISMA-compliant data centers that they have. So we think it’s a very, very easy transition into the enterprise space, and obviously, as Lowell said, this was a lot around, they have a lot of capacity, if you look at the Miami data center, there are several floors that are vacant that could be built out extremely cheaply versus us trying to build something from the ground up.

So we believe that the capacity is there. So yes, the scale I believe is there, and quite honestly the synergies that we’ve built into what I have disclosed here, I believe are on the conservative side. If you look at the security portfolio, with the acquisition of Cybertrust and the security portfolio that Terremark brings to the table, we are already number one recognized global leader in security. We believe that with these two combinations from a cyber security perspective, we think it puts us in a much better place than where we would sit on an individual basis. So I will turn it to Lowell to see if he has any additional comments.

Lowell McAdam - Verizon - President & COO

Just a couple here because it has come up here twice about co-location and partner services. We have very specifically said that Terremark is a wholly-owned subsidiary but operating independently. Manny will report in to me so that he can maintain that independence. We’re not going to try to cramp their style at all, they are a free agent, they can support any partner they want to support.

I hope to move our data center controls over time to Manny because they do a super job of running data centers and it will make it more efficient for us. I think we’ll move some of our applications in there. But there’s not going to be any taking certain customers out of play here going forward. Manny should drive that as he sees fit.

And then secondly, your question about is this the end of the platform or the beginning of it? Our view is you have to really feed this over time, and as I’ve gotten to know Manny’s team, they are always out there looking for enhanced security, more applications, more efficient ways to run the data centers, and we are going to encourage that and frankly we are going to fund it so that they can evolve and add dimensions to this products set. So that’s what we’re really - we are excited about the future, not just what is today.

John Doherty - Verizon - IR

Thanks, Jonathan. Operator, if we can move onto the next question

Operator

David Barden of Bank of America, you may go ahead with your question.

David Barden - BofA Merrill Lynch - Analyst

Hey, guys, thanks. One housekeeping question, which would be the targeted timing for the close. I apologize if I missed it. And the second question was just trying to parse this down a little bit more, Lowell. Terremark I think in the last quarter reported something like $7.5 million of quarterly cloud revenues, which seems like a very, very, very small number for a Company as large as Verizon, and for them to come out and say that that is something that they couldn’t have done by themselves and they needed to buy this company to accomplish, seems strange.

But I guess what does seem more plausible is that what Terremark has is the raw material, the co-location, the relationships, the people, that, as you say, would take a long time to develop independently to be in a position to then develop the cloud opportunity.

So I guess as we try to look across the rest of the sector and understand is are you really buying this company for the $7.5 million of cloud revenues or are you really buying it for all of the things that it has put together to put you in a position to try to leverage the future cloud opportunity?

Lowell McAdam - Verizon - President & COO

David, you did probably a better job of answering the question than I could, to be honest. I think that’s it. As we’ve gotten to know the team, and you look at all the — to me it is foundational elements, it’s the cornerstone that you would need to build the business on. And I think we can provide the jet fuel that will help them really take off, but they have really done the hard work of getting the data centers in Culpeper and in Miami and the other ones around the country and around the world, and they have assembled a team that knows the security side of it and the applications, and how to run world-class centers. They’ve got all the relationships with the key federal government and the large enterprise customers, so we think we can really kick this into a higher gear as we say. So that’s what we bought here.

Regarding the timing of the close, as Fran mentioned, we have to clear Hart-Scott-Rodeno, there’s not a lot of other approvals that need to be done here, we feel very encouraged about the expression of acceptance of the price, so we are hoping that within 90 days, plus or minus, we are ready to move here.

John Doherty - Verizon - IR

Thanks, Dave. Operator, if we could move on, please.

Operator

Our next question will come from Frank Louthan of Raymond James, your line is open.

Frank Louthan - Raymond James - Analyst

Great, thank you. Two quick questions. One, Latin America, and particularly Brazil, has been quite a topic with investors and other data center companies. Obviously Terremark has some of the best connectivity in Latin America. To what extent do you see Verizon’s business moving into Latin America and Brazil? And is that another factor in this acquisition?

And then I know that Terremark has the ability to substantially increase the space that they have in the Culpeper facility, which is a fairly unique asset. Would you plan on accelerating that build schedule given the demands of the network contract, and with that and how that unique assets fits with that space? Thanks.

Lowell McAdam - Verizon - President & COO

Frank, I think what Manny and I have discussed is we want to look at all of our combined assets here. And then do a projection of where we need space, where we’ve got land, and as I mentioned in my remarks, they’ve got capacity in Miami and Culpeper now, they’ve actually broken ground on the next building and they’ve got room for another building.

So I think after we do that kind of analysis, we will decide how to use our combined resources the most effectively, and I will look to Manny to make a recommendation on that. And whenever we need to expand, we will expand. Because we think the market’s there and we think there’s a very good margin associated with that.

You mentioned Latin America. Yes, we are not strong down there and Manny and his team are, and we’ve got positions in Europe and in the Far East where Terremark is not as strong, so that will all be part of that process, and we are definitely going to go where the market is, and those are two - Latin America and the Far East, are two that are very high on our radar.

Manny Medina - Terremark - Chairman & CEO

Frank, specifically regarding Brazil, as you know our business down there is really on fire. And we are looking at continuing to expand the same customer base multi-national and we expect that to accelerate, and obviously I think with Verizon’s strength, this will only just continue to do so. So we are very excited about expanding in Brazil very, very quickly.

John Doherty - Verizon - IR

Thanks, Frank. Operator, if we can move on.

Operator

Our next question Simon Flannery of Morgan Stanley. You may go ahead with your question.

Simon Flannery - Morgan Stanley - Analyst

Thanks a lot, good morning. Manny, if I could just follow-up on that theme, if you can just talk about your client base and to what extent you are pitching for new business you may have lost out because of your scale, and that having Verizon backing you is going to change that dynamic and increase your batting average in those bidding competitions.

And also to what extent your expansion today has been measured because of one, the cost of capital and two, the availability of capital that you might want to grow twice as fast - you could have grown twice as fast if you had had this sort of capital that you will have available. If you can just give us some color around how you thought about your business and how things will be different after this.

Manny Medina - Terremark - Chairman & CEO

Absolutely, Simon. We actually, obviously, have always said that geographies are very important, particularly to our global customers, and there’s no question that having an empty map in APAC, in the Asia Pacific region, has hurt us. Some of our global customers that want to be with us throughout the entire globe we’d actually have to hand off to other partners in the region.

So I think that will be a great benefit that will help us tremendously as we are able to talk - we now have a significant number of the Fortune 75 companies as customers, and we do expect that to continue to grow in the Fortune 1000. So I think that that global footprint will actually help us and filling in those regions, will be extremely helpful.

Regarding the capital availability, there’s no question, obviously, that our cost of capital and the availability of capital has been actually an issue because it’s not that we’ve had – the business has been there. So I think this will actually also help that we will be able to continue to expand way ahead of demand and so we do expect both to actually help the growth of the Company.

John Doherty - Verizon - IR

Brad, if we could move on to the next question, please.

Operator

Our next question comes from Jonathan Atkin with RBC Capital Markets.

Jonathan Atkin - RBC Capital Markets - Analyst

Yes, so Verizon has been in the midst of considerable real estate consolidation independent of the deal, and I’m curious what is the potential for synergies on the data center side given that Terremark uses some third-party wholesale capacity, and Verizon has a lot of its own real estate that’s it’s in the midst of consolidating. So I wanted to talk a little bit more about data center synergy potential there.

And then with respect to the exchange point services and the carrier-neutral co-lo, are you contemplating any dis-synergies given that some of Terremark’s customers in those two segments are going to it because of its carrier neutrality.

Fran Shammo - Verizon - CFO

This is Fran, I’ll take it. On the real estate consolidation side, as you know, yes, Verizon has been consolidating enormous amounts of real estate, and I think there is two, there are two things we have talked about. One is on the data center side, as Lowell has said a number of times here that we’re going to look to really consolidate the data centers to become more efficient with what Terremark has. On the other real estate side, we’re looking to see where we overlap and we’ll deal with those individual G&A buildings as they come.

From a carrier-neutral position, was there dis-synergies built into the business case? Yes, there was. But we don’t, again, we don’t feel that this is a big risk because of the way we’re setting this entity up. And the other thing is that even under the Verizon data centers that we have today, we have a number of carriers who interconnect into our current data center. So we don’t think that this is huge risk, obviously there’s - Manny and his team will continue to nurture those relationships, but we really don’t believe that this is a big issue.

Jonathan Atkin - RBC Capital Markets - Analyst

Thank you very much.

John Doherty - Verizon - IR

Thanks, Jon. Brad, we have time for one more question.

Operator

Your next question comes from Kevin Smithen of Macquarie. Your line is open.

Kevin Smithen - Macquarie Research Equities - Analyst

Thank you. I first want of all want to know if you’ve entered into long-term employment contracts with Manny and the key team members?

Lowell McAdam - Verizon - President & COO

That’s it, Kevin? That’s easy. No.

Kevin Smithen - Macquarie Research Equities - Analyst

Also there’s $85 million of planned Terremark expansion projects. Will that be accelerated now?

Lowell McAdam - Verizon - President & COO

Well, l that’s part of the real estate rationalization that Fran talked about. I think we’ve got to sit down and take a look at the different capabilities, and Manny and Bob Toohey on our VZ Business side need to take a look at all the different options of accelerating sales, and then we’ll make those decisions, but that’s certainly an option.

Kevin Smithen - Macquarie Research Equities - Analyst

Thanks. Can you talk about the VMware relationship after this deal?

Manny Medina - Terremark - Chairman & CEO

I think the VMware relationship will continue as strong as ever. As you know, our platform is VMware-based, and even though we are neutral, also in the context of obviously software and hardware, VMware is what powers our platform today. We don’t expect that to change anytime soon. On the contrary, we use their platform because VMware is enterprise-class and we don’t expect that to change anytime soon.

Kevin Smithen - Macquarie Research Equities - Analyst

Thanks a lot.

John Doherty - Verizon - IR

Thanks, Kevin. That concludes the Q&A part. I’m going to now turn it over to Lowell for a few closing remarks.

Lowell McAdam - Verizon - President & COO

So again, I would like to thank all of you for joining us this morning. And Manny and Jose for making the trip here to New Jersey so that we could speak with you all together. We think that cloud computing is a huge growth opportunity in the communications business. And as we looked at the alternative for us to be a big player in this space, we saw just a perfect match with Terremark.

We think with their great capabilities, their strong management team and the assets that they have in place, we can really accelerate our entry into this area and really be a leading player globally as we move forward. So we’re very excited about this. Manny, thank you for building such a great Company, and we’re looking forward to a long partnership here.

John Doherty - Verizon - IR

We thank everybody for joining us this morning. We will not make a habit of having calls every Friday morning. And with that, Brad, we will conclude the call.

Operator

Ladies and gentleman, that does conclude the conference call for today. Thank you for your participation and for using Verizon Conference Services. You may now disconnect.

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